Exhibit 99.1

PRESS RELEASE

For Immediate Release

ACI AIRPORT SUDAMÉRICA, S.A.

ANNOUNCES SETTLEMENT

OF EXCHANGE OFFER

Montevideo, Uruguay; May 26, 2020 – ACI Airport Sudamérica, S.A. (the “Company”) announced today that it has completed the settlement of its previously announced offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S.$200,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers.

All Existing Notes tendered on or before the Expiration Deadline have been accepted by the Company and will receive the applicable consideration and accrued interest set forth in the Exchange Offer Memorandum, dated April 24, 2020 (as supplemented by Supplement No. 1 dated May 8, 2020, the “Exchange Offer Memorandum”); provided, however, that the Company clarified that the Accrued Interest from (and including) the previous Payment Date of November 29, 2019, to be paid to Eligible Holders whose Existing Notes were accepted for repurchase and exchange in principal amount of New Notes on the Settlement Date were calculated at a rate of 7.870% per annum, which is the equivalent of the interest rate applicable to PIK Interest Payments due on the New Notes of 7.875% per annum discounted from the Payment Date of May 29, 2020 back to the Settlement Date of May 26, 2020. Capitalized terms used but not defined in this press release have the respective meanings given to them in the Exchange Offer Memorandum.

Accordingly, on the Settlement Date of the Exchange Offer, the Company issued U.S.$180,878,189 aggregate principal amount of New Notes.

The Exchange Offer was made, and the New Notes were offered, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees.

This press release does not constitute an offer to exchange the Existing Notes. There shall not be any offer to exchange Existing Notes, exchange of Existing Notes or issuance of New Notes in any jurisdiction in which such offer to exchange, exchange or issuance would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT ACI AIRPORT SUDAMÉRICA, S.A.

The Company is the sole stockholder of Cerealsur S.A. (“Cerealsur”). Cerealsur is a holding company and through its wholly-owned subsidiary, Puerta del Sur S.A. (“PdS”), operates the Aeropuerto Internacional de Carrasco (“Carrasco International Airport”). PdS is also indirectly owned by Corporación América Airports S.A., the largest private sector airport concession operator in the world based on the number of airports under management. Since 2003, PdS has had the responsibility of administrating, operating, managing and maintaining the Carrasco International Airport. PdS has executed a comprehensive management agreement with the Uruguayan government by virtue of which PdS received the concession to operate the Carrasco International Airport. The Carrasco International Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. The Company is committed to provide passengers the best travel experience, with the highest standard of quality and strategic actions that contribute to sustainable development and social responsibility. One of the most important milestones in the history of PdS, was the inauguration of the New Passenger Terminal in December 2009. The work has become a symbol of pride for all Uruguayans, positioning itself as the country’s main gateway. Since its opening it has been decorated with various international prizes, which highlight its architectural merits, esthetics, operative functionality and services.